EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 2, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated July 26, 2022. All of the Company’s eight directors attended the Meeting. The following directors attended the Meeting in person, including Bai Tao, chairman and executive director of the Company, Li Mingguang and Huang Xiumei, executive directors of the Company, Wang Junhui, non-executive director of the Company, and Huang Yiping and Chen Jie, independent directors of the Company. Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Appointment of Mr. Zhao Peng as the President of the Company

The independent directors gave their independent opinions on this proposal. Mr. Zhao Peng’s qualification as the President of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission. The Board has appointed Mr. Zhao Peng as the person temporarily in charge of the Company before the approval on the qualification of Mr. Zhao Peng as the President of the Company is obtained. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 8 for, 0 against, with no abstention

2.	The Proposal regarding Nomination of Mr. Zhao Peng as an Executive Director of the Seventh Session of the Board of the Company

The independent directors gave their independent opinions on this proposal. The Board agreed to submit this proposal to the shareholders’ general meeting of the Company for approval. Please refer to the Announcement on Change of President of China Life Insurance Company Limited filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for the biographical details of Mr. Zhao Peng.

Commission File Number 001-31914

Voting result: 8 for, 0 against, with no abstention

3.	The Proposal regarding the Investment in Xincheng Phase II Fund

Affiliated directors, Bai Tao and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions on this proposal. The Board agreed to submit this proposal to the shareholders’ general meeting of the Company for approval. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 6 for, 0 against, with no abstention

4.	The Proposal regarding Convening the Second Extraordinary General Meeting of the Company for the Year of 2022

The notice of the second extraordinary general meeting of the Company for the year of 2022 will be issued separately.

Voting result: 8 for, 0 against, with no abstention

Please refer to the notice of the general meeting and the meeting materials to be separately issued by the Company for further details with respect to the proposals which the Board agreed to submit to the shareholders’ general meeting of the Company for review.

Board of Directors of China Life Insurance Company Limited

August 2, 2022